UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    June 27, 2013

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

June 27, 2013

To All Shareholders

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 11th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 11th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:

1.

Business Report, Consolidated Financial Statements for the 11th Fiscal Year (from April 1, 2012 to March 31, 2013) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

The contents of the above were duly reported.

2.	Non-Consolidated Financial Statements for the 11th Fiscal Year (from April 1, 2012 to March 31, 2013)

The contents of the above were duly reported.

Proposals resolved:

Proposal No. 1:    Appropriation of Surplus

The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥70 per common share (including a ¥10 per share commemorative dividend for the Group’s 10th anniversary of foundation; ¥120 per common share for the annual dividend).

Proposal No. 2:    Partial Amendments to the Articles of Incorporation

The matter was approved as originally proposed. The Articles of Incorporation were amended to delete the provisions regarding preferred stocks which have become unnecessary, and to adopt measures from the global regulatory framework as agreed upon by the Basel Committee on Banking Supervision (a committee consisting of financial regulatory authorities of major countries) which includes the tightening of capital adequacy requirements.

Proposal No. 3:    Election of Nine Directors

Messrs. Masayuki Oku, Takeshi Kunibe, Yujiro Ito, Masahiro Fuchizaki, Shigeru Iwamoto and Kuniaki Nomura were reelected as Directors and assumed office. Messrs. Ken Kubo, Manabu Narita and Kozo Ogino were newly elected as Directors and assumed office.

Directors, Messrs. Shigeru Iwamoto and Kuniaki Nomura are Outside Directors.

Proposal No. 4:    Election of Three Corporate Auditors

Messrs. Ikuo Uno and Satoshi Itoh were reelected as Corporate Auditors and assumed office. Mr. Koichi Minami was newly elected as a Corporate Auditor and assumed office.

Corporate Auditors, Messrs. Ikuo Uno and Satoshi Itoh are Outside Corporate Auditors.

Proposal No. 5:    Election of One Substitute Corporate Auditor

Mr. Daiken Tsunoda was elected as a Substitute Corporate Auditor who will serve in the event of an absence of any of the Outside Corporate Auditors.

Dividend payments

Shareholders who have specified a bank account for the transfer of the year-end dividend for the 11th fiscal year will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Reference to the Beneficiary Account for Transfer.” Other shareholders who have elected to receive dividends by “Receipt of Year-end Dividend,” will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Receipt of Year-end Dividend.”

< Inquiries > Sumitomo Mitsui Trust Bank, Limited Stock Transfer Agency Business Planning Department Phone: 0120-782-031 (toll free within Japan)

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